FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes 2005 First Quarter Report and Certificates of CEO and CFO.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: May 12, 2005

/s/ Joanna Varvo

                                                                  Joanna Varvos

Corporate Secretary

Management's Discussion and Analysis

First Quarter ended March 31, 2005

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended March 31, 2005 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2005, and the annual audited financial statements of the company for the fiscal year ended December 31, 2004.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2004.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Below we provide information on the significant line items in our statement of operations for the first quarter of 2005 and 2004, as well as analysis of the changes period to period.

Q1 2005

Q1 2004

Royalties and license fees revenues

$ 337,648

$ 205,467

Product sales revenues

Audio segment

$ 72,828

$ 164,202

E-Commerce segment

52,644

68,845

Telephony segment

     13,624

     71,734

Total

$ 139,096

$ 304,781

The increase in licensing and royalty revenues from 2004 to 2005 is directly attributable to the introduction of microQ software and the design wins realized with this product.  Revenue from our legacy licenses declined throughout 2004 and will continue to decline through 2005.

The audio segment experienced a decrease in product sales of 56% in Q1 2005 from Q1 2004 primarily due to a decline in integrated circuit chip sales.  As the integrated circuit chips are of an analog design, we expect these sales to continue to decline as digital technology expands as the leading design in the market place.

The telephony segment showed a decrease of 81% in product sales when compared to the same period in 2004 due to the maturation of our product line.  We are focusing our efforts on developing a new VoIP product line for the small business market and expect to conclude regulatory testing in time for a product launch later this year.

Q1 2005

Q1 2004

Marketing expenses

$ 230,974

$ 350,476

Operating expenses

$ 43,230

$ 71,536

We experienced an increase in marketing and operating expenses in 2003 when we established our IP Telephony business unit.  We cut back on these expenditures in March 2004 and again in January 2005 so as to bring them more into line with revenues being generated from the IP Telephony business unit.  This is reflected in the decreased marketing and operating expenses in Q1 2005.

Q1 2005

Q1 2004

Product engineering expenses

$ 227,025

$ 224,517

While the product engineering expense for Q1 2005 is consistent with Q1, 2004, the makeup of engineering staff has changed.  The engineering staff in the audio business unit has increased while the telephony business unit has seen a decrease in staff.

Q1 2005

Q1 2004

Administration and foreign exchange

$ 194,572

$ 255,617

The difference between Q1 2005 and Q4 2004 can be directly attributable to two factors, foreign exchange and stock based compensation cost.  The increase in value of the United States dollar against the Canadian dollar has lowered our expenses as the majority of administrative expenses are incurred in Canadian Dollars.  A larger amount of compensation cost of options issued to directors and employees was incurred in Q1 2004 than in Q1 2005.

Financial Condition

The company had a working capital surplus of $3,111,104 at March 31, 2005 as compared to $3,457,107 as at December 31, 2004.

Cash resources at the end of the first quarter of 2005 were $2,746,529 as compared to $3,327,543 at December 31, 2004.  Liabilities at the end of the first quarter of 2005 were $354,593, which consisted of $285,897 in accounts payable and accrued liabilities and $68,696 in deferred revenue.  Liabilities at December 31, 2004 were $305,409 which consisted of $245,664 in accounts payable and accrued liabilities and $59,745 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2005.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $66,188 in the quarter in new computer equipment and software, trademarks and patents.  In addition the company invested and capitalized $31,356 in software and production tooling in the development of our new IP Telephony product.

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2005 and December 31, 2004
(Expressed in United States dollars)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 2,746,529	$ 3,327,543
Accounts receivable	462,677	210,967
Inventory	121,012	162,568
Deposits and prepaid expenses	135,479	61,438
	3,465,697	3,762,516

Capital assets (note 2)	1,298,159	1,302,598
Other intangible assets (note 3)	163,019	162,720

	$ 4,926,875	$ 5,227,834

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 285,897	$ 245,664
Deferred revenue	68,696	59,745
	354,593	305,409

Shareholders' equity
Share capital (note 4)	45,815,039	45,792,526
Warrants	1,502,331	1,502,331
Contributed surplus	1,331,627	1,329,136
Deficit	(44,076,715)	(43,701,568)
	4,572,282	4,922,425

	$ 4,926,875	$ 5,227,834

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the three month periods ended March 31, 2005 and 2004
(Expressed in United States dollars)

	2005	2004
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 337,648	$ 205,467
Product sales	139,096	304,781
	476,744	510,248

Cost of product sales	46,806	138,663
	429,938	371,585

EXPENSES
Marketing	230,974	350,476
Operations	43,230	71,536
Product engineering	227,025	224,517
Administration	192,601	255,467
Foreign exchange loss	1,971	150
Depreciation and amortization	101,684	107,629
	797,485	1,009,775

Operating loss	(367,547)	(638,190)

OTHER ITEMS
Interest and other income	11,453	1,139
Other	(19,053)	(5,527)
	(7,600)	(4,388)

Net loss or period	(375,147)	(642,578)
Deficit, beginning of period	(43,701,568)	(41,775,622)
Deficit, end of period	$ (44,076,715)	$ (42,418,200)

Loss per common share	$ (0.04)	$ (0.09)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2005 and 2004
(Expressed in United States dollars)

	2005	2004
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Loss for the period	$ (375,147)	$ (642,578)
Items not requiring cash:
Depreciation and amortization	101,684	107,629
Compensation cost of options issued	22,037	108,307
Changes in working capital balances (note 6)	(249,903)	(263,361)
	(501,329)	(690,003)

FINANCING
Issuance of common shares, net	17,859	35,070
	17,859	35,070

INVESTMENTS
Purchase of capital assets	(82,654)	(31,666)
Purchase of intangible assets	(14,890)	(15,861)
	(97,544)	(47,527)

Decrease in cash and cash equivalents	(581,014)	(702,460)
Cash and cash equivalents, beginning of period	3,327,543	2,061,093

Cash and cash equivalents, end of period	$ 2,746,529	$ 1,358,633

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2005

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2004. These interim financial statements should be read in conjunction with the Company's December 31, 2004 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

2.	Capital assets
			Accumulated	Net Book
	March 31, 2005	Cost	depreciation	value
	Sound source and control equipment	$ 545,463	$ 524,872	$ 20,591
	Real time systems	905,534	900,011	5,523
	Furniture and fixtures	230,668	207,189	23,479
	Computer equipment	1,046,507	750,077	296,430
	Software and production tooling	2,455,512	1,503,376	952,136

		$ 5,183,684	$ 3,885,525	$ 1,298,159

3.	Other intangible assets
			Accumulated	Net Book
	March 31, 2004	Cost	amortization	Value
	Patents and trademarks	$ 892,819	$ 741,846	$ 150,973
	Purchased customer list	34,418	22,372	12,046

		$ 927,237	$ 764,218	$ 163,019

4.

Share Capital

Number

Of Shares              Consideration

Balance at December 31, 2004

8,404,085

$

45,792,526

Issued for cash on exercise of options

33,500

33,985

Financing costs

-

(16,126)

Additional paid-in capital stock options

-

4,654

Balance at March 31, 2005                                                                             8,437,585        $          45,815,039

5. Stock Option Plan

                                                                                                          Number         Exercise price    Weighted average

                                                                                                        of shares                per share        exercise price

Balance at December 31, 2004                                                            1,157,50           $  0.47--4.56               $    1.29

Exercised                                                                                            (33,500)              0.47--4.56                     1.01

Balance at March 31, 2005                                                             1,124,000         $  0.47 -4.56              $     1.29

The following table summarizes the information about stock options outstanding at March 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Mar 31, 2005	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at Mar. 31, 2005	Weighted-Average Exercise Price

$ 0.47 -0.62	409,307	1.9	$ 0.54	387,073	$ 0.54
1.04 -1.75	441,693	1.7	1.22	433,193	1.21
1.88 -2.05	215,000	3.4	2.01	141,900	1.99
4.56	58,000	4.5	4.56	5,000	4.56

	1,124,000	2.3	$ 1.29	967,166	$ 1.07

6.	Changes in non-cash working capital balances
		March 31, 2005	March 31, 2004
	Accounts receivable	$ (251,710)	$ (185,803)
	Inventory	41,556	(47,330)
	Deposits and prepaid expenses	(74,041)	(64,662)
	Accounts payable and accrued liabilities	25,341	47,012
	Deferred revenue	8,951	(12,578)

		$ (249,903)	$ (263,361)

7.	Segmented information

	For the three month period ended March 31, 2005
		Audio	E-Commerce	Telephony	Total
	Revenues	$ 410,476	$ 52,644	$ 13,624	$ 476,744
	Interest revenue	11,022	-	431	11,453
	Amortization of capital assets	39,360	5,003	42,730	87,093
	Segment operating loss	(96,829)	(34,750)	(235,968)	(367,547)
	Segment assets	3,758,535	117,035	1,051,305	4,926,875
	Expenditures for segment capital assets	49,769	256	32,629	82,654

	For the three month period ended March 31, 2004
	Revenues	$ 369,669	$ 68,845	$ 71,734	$ 510,248
	Interest revenue	1,098	-	41	1,139
	Amortization of capital assets	41,245	7,060	42,732	91,037
	Segment operating loss	(263,851)	(24,372)	(349,967)	(638,190)
	Segment assets	2,300,751	118,030	893,031	3,311,812
	Expenditures for segment capital assets	37,883	-	5,000	42,883

	Geographic Information			2005 Revenue	2004 Revenue

	Canada			$ 689	$ 8,935
	United States			326,467	294,176
	Asia			115,562	140,470
	Europe			34,026	66,667

				$ 476,744	$ 510,248

FORM 52-109F2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CEO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____May 12, 2005 ____________

             /s/ David J. Gallagher

             President and CEO

FORM 52-109F2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CFO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____May 12, 2005____________

             /s/ David J. Gallagher

              President and CFO